ROMARCO MINERALS INC.
                          1500-885 West Georgia Street
                         Vancouver, BC, Canada V6C 3E8


December 5,2005


H. Roger Schwa11
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
USA 20549

Dear Sirs,

Re: Withdrawal of Registration Statement on Form 20-F (File No. 0-51407), filed as of June 30,2005.

Romarco Minerals Inc. ("Romarco") hereby requests that the above-referenced Registration Statement on Form 20-F be withdrawn.

Should you have any questions regarding this request, please contact Romarco's counsel, Adam M. Givertz of Shearman & Sterling LLP at 416-360-5134.

Yours truly,

ROMARCO MINERALS INC.

/s/ Ralf Langner
Ralf Langner, C.G.A.
VP-Finance